Exhibit 99.1

Century 21 China Real Estate Announces Voluntary Deregistration

BEIJING, January 8, 2016 -- IFM Investments Limited (OTCQB: CTCLY) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its decision to voluntarily terminate the registration of its securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has filed a Form 15 with the United States Securities and Exchange Commission (the “SEC”), and as a result of this filing, the Company’s obligation to file certain Exchange Act reports and make other filings with the SEC, including the annual report on Form 20-F, is suspended. The Company has caused its American Depositary Receipts (“ADRs”) to cease trading on the OTCQB.

The Company’s board of directors decided to deregister and suspend its Exchange Act reporting obligations after careful consideration of the advantages and disadvantages of being an SEC reporting company. By deregistering, the Company can better focus its resources on business operation. Given the limited trading in the Company’s ADRs, the benefits of continuing as a public reporting company is outweighed by the costs associated with it. On the basis of the foregoing, the board of directors determined that the deregistration of the Company’s securities and the suspension of its reporting obligations under the Exchange Act are in the best interest of the Company.

About Century 21 China Real Estate

IFM Investments Limited is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. The Company primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. The Company has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. For more information about the Company, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

Steve Ye

Chief Financial Officer

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com